ANGLO AMERICAN

06016837

Company Secretarial Department

Catherine Marshall
Company Secretarial Assistant

Direct Fax +44 (0) 20 7968 8755
Direct Line +44 (0) 20 7698 8627
e-mail cmarshall@angloamerican.co.uk

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

8 September, 2006

SUPPL

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements on the following dates:

Director/PDMR Interests & other

- SIP – 8 Sep
- Butterfield Trust – 1 Sep
- Butterfield Trust – 25 Aug
- Change to Anglo Platinum board – Phaswana - 5 Sep
- Sterling & Euro div rates – 29 Aug
- Redman option exercise – 25 Aug

AA plc – share purchase

- Share purchase – 29 Aug
- Share purchase – 25 Aug

For and on behalf of Anglo American plc

Yours faithfully

C Marshall
Company Secretarial Assistant
Encs - 40 copies

K:\Min\Compsec\SEC\announce let to SEC.doc

Anglo American plc
(the "Company")

Anglo American Share Incentive Plan – SIP

The SIP is an Inland Revenue approved trust arrangement, operated through Halifax plc, under which employees are able to buy ordinary shares in the Company of US$0.50 each ("ordinary shares"), using monthly deductions from salary, and are allocated an equivalent number of free ordinary shares ("matching shares"). Both the purchased shares and the matching shares are held in the SIP trust. The matching shares are acquired by the SIP Trust and allocated to the relevant employees. During the short period of time between acquisition and allocation, the executive directors of the Company are deemed to be interested in those shares.

The following transactions took place in relation to the SIP on Thursday 7 September 2006:

1. The SIP trust acquired a total of 8,902 ordinary shares at a price of £22.45 each, and allocated them to employee participants as matching shares. The executive directors were deemed to become interested in those ordinary shares on acquisition, and to cease to be interested in them on allocation.

2. The following executive directors and persons discharging managerial responsibility ("PDMR") of the Company each purchased 5 ordinary shares at a price of £22.45 and were allocated 5 matching shares, free of charge:

R J King	(PDMR)
R Médori	(director)
R S Robertson	(PDMR)
P Smith	(PDMR)
S R Thompson	(director)
A J Trahar	(director)

The notification of these transactions is to satisfy the Company's obligations under the Financial Services Authority Disclosure Rules 3.1.2 to 3.1.4.

N Jordan
Company Secretary
8 September 2006

Anglo American plc

Incorporated in accordance with the laws of England and Wales)

Registered number: 3564138

Registered office: 20 Carlton House Terrace London SW1Y 5AN United Kingdom

Please refer to the attached extract of an announcement by our subsidiary, Anglo Platinum Limited, regarding the appointment of Mr Phaswana to its board. Mr Phaswana is a Non Executive Director of Anglo American plc and this announcement is issued in compliance with the United Kingdom Listing Authority Disclosure Rule 3.1.4.

"Issuer Long Name	: Anglo Platinum Limited
Registration No.	: 1946/022452/06
Instrument Alpha Code/Ticker Symbol	: AMS; AMSP
ISIN	: ZAE000013181; ZAE000054474

ANGLO PLATINUM LIMITED - CHANGE TO THE BOARD OF DIRECTORS

In compliance with Section 3.59 of the Listing Requirements, notification is hereby given that with immediate effect:-

- Mr Tshamano Mohau Frederik Phaswana has been appointed as a Non-Executive Director to the board of Anglo Platinum.

As at 5 September, 2006, the Board of Directors of Anglo Platinum Limited will be constituted as follows:

DIRECTORS	ALTERNATE DIRECTORS
DAVISON, Barry Erskine (Chairman)	-
*HAVENSTEIN, Ralph (Chief Executive Officer)	-
WIXLEY, Thomas Alexander (Deputy Chairman)	-
BAUM, Philip Michael	-
BARBER, David Duncan	WILLIAMS, John Griffith
BRAYSHAW, Colin Bertram	
DUNNE, Richard Matthew Wingfield	-
*HALHEAD, John Michael (British)	PILKINGTON, Richard
HATHORN, David Andrew	-
JONAH, Samuel Esson (Ghanaian)	-
KHUMALO, Bongani Augustine	-
*MBAZIMA, Norman	-
*MILLS, Robin George	SHEPPARD, Christopher Bernard
NAIRN, William Alan	CALVER, Arthur Harry (British)
NYASULU, Thembalihle Hixonia	-
PHASWANA, Tshamano Mohau Frederik	
REDMAN, Anthony Edwin (British)	-
*THEBYANE, Abram Makwadi	-
TRAHAR, Anthony John	-
*VAN KERCKHOVEN, Roeland Herman Hendrik (Belgian)	-
*WANBLAD, Duncan Graham	-
*WOOD, Alexander Ian (British)	-

* Executive Directors"

Geoff Wilkinson

Deputy Secretary, Anglo American plc

5 September, 2006

ANGLO AMERICAN plc (the "Company")

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 22,035,997 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
29 August 2006	38,016
30 August 2006	17,833
31 August 2006	1,147
1 September 2006	387,846

The Company was advised of these transactions on 1 September 2006.

The following executive directors and PDMRs, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but, save as explained in any footnotes below, were not connected with the transactions that took place on the abovementioned dates.

Directors	PDMRs
D A Hathorn	A E Redman
R Médori	R J King
S R Thompson	P M Baum
A J Trahar	R Havenstein
	R M Godsell
	R S Robertson
	P Smith
	J N Wallington

Andy Hodges
Deputy Secretary
1 September 2006

Anglo American plc

Purchases of shares in Anglo American plc

Anglo American plc announces that on 25 August 2006 the independent company referred to in the announcement of 23 March 2006 purchased 346,572 ordinary shares of Anglo American plc at prices between £23.17 and £23.65 per share.

Anglo American plc currently holds 23,813,015 ordinary shares in treasury, and has 1,517,838,485 ordinary shares in issue (excluding treasury shares) and the independent company holds 25,118,495 ordinary shares, representing 1.65 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Andy Hodges
Deputy Secretary

29 August 2006

END.

ANGLO AMERICAN plc

Interim Dividend of US$1.00 per ordinary share (Dividend no 15)

Amounts per ordinary share in Sterling and Euros

Further to the announcements of 4 and 7 August 2006, the equivalent of the dividend in Sterling is 52.5844 pence per share and in Euros is 77.9423 Euro cents per share based on exchange rates of US$1 = £0.525844 and US$1 = €0.779423.

As announced on 7 August 2006, the equivalent of the dividend in South African Rand is R6.8105 per ordinary share.

Dividend warrants are scheduled to be mailed on Wednesday 20 September for payment on Thursday 21 September 2006.

Other details relating to the dividend are contained in the announcement of 4 August 2006 and are included on the Company's website www.angloamerican.co.uk

N Jordan
Company Secretary
29 August 2006

ANGLO AMERICAN plc (the "Company")

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 22,480,839 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
21 August 2006	22,495
22 August 2006	136,568
23 August 2006	92,500
24 August 2006	87,800
25 August 2006	34,500

The Company was advised of these transactions on 25 August 2006.

The following executive directors and PDMRs, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but, save as explained in any footnotes below, were not connected with the transactions that took place on the abovementioned dates.

Directors	PDMRs
D A Hathorn	A E Redman*
R Médori	R J King
S R Thompson	P M Baum
A J Trahar	R Havenstein
	R M Godsell
	R S Robertson
	P Smith
	J N Wallington

* Mr Redman (a PDMR of the Company) was connected with transactions that took place on 24 August 2006 in respect of 5,000 Ordinary Shares, which were the subject of a separate announcement.

Andy Hodges
Deputy Secretary
25 August 2006

Anglo American plc ("the Company")

Directors' Interests

The Company announces that it was notified on 24 August 2006 by Mr A E Redman, a Person Discharging Managerial Responsibility of the Company, that on 24 August 2006 he exercised options to acquire and immediately sold, ordinary shares of US$0.50 in the capital of the Company under the Anglo American plc Rollover Scheme as follows:

Number of Share Options	Option Strike Price	Share Sale Price
5,000	ZAR51.25	£23.55

The notification of this transaction is intended to satisfy the Company's obligations under both section 324 Companies Act 1985 and Disclosure Rule 3.1.2.

Andy Hodges
Deputy Company Secretary
25 August 2006

Anglo American plc

Purchases of shares in Anglo American plc

Anglo American plc announces that on 24 August 2006 the independent company referred to in the announcement of 23 March 2006 purchased 200,000 ordinary shares of Anglo American plc at prices between £23.43 and £23.69 per share.

Anglo American plc currently holds 23,813,015 ordinary shares in treasury, and has 1,517,838,485 ordinary shares in issue (excluding treasury shares) and the independent company holds 24,771,923 ordinary shares, representing 1.63 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Andy Hodges
Deputy Secretary

25 August 2006

END.